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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2  )*

                              RADICA GAMES LIMITED
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  G73 42H10 7
--------------------------------------------------------------------------------
                                (CUSIP Number)

             TIMOTHY R. BUSCH, c/o THE BUSCH FIRM, 2532 DUPONT DR.
                    IRVINE, CALIFORNIA 92612, (949) 474-7368
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               SEPTEMBER 1, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D - Amendment No. 2


CUSIP No.  G73 4210 7                           PAGE     2    of    8      PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          LENAWEE TRUST - I.D. NO. 33-6135657
          TIMOTHY R. BUSCH - SSN NO. ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            PF AND WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          LENAWEE TRUST WAS ORGANIZED UNDER AND PURSUANT TO THE LAWS OF THE STATE OF NEVADA. TIMOTHY R. BUSCH, BENEFICIARY OF THE LENAWEE TRUST, IS A CALIFORNIA RESIDENT AND A CITIZEN OF THE U.S.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    TIMOTHY R. BUSCH - 0
   SHARES                      LENAWEE TRUST (AND RELATED ENTITIES) - 435,688
 BENEFICIALLY          --------------------------------------------------------
  OWNED BY             (8)     SHARED VOTING POWER
    EACH                       NONE
  REPORTING            --------------------------------------------------------
 PERSON WITH           (9)     SOLE DISPOSITIVE POWER
                               TIMOTHY R. BUSCH - 0
                               LENAWEE TRUST (AND RELATED ENTITIES) - 435,688
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               NONE
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          TIMOTHY R. BUSCH - 0
          LENAWEE TRUST - 435,688      TOTAL - 435,688
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          TIMOTHY R. BUSCH - 0%
          LENAWEE TRUST - 2.13%      TOTAL - 2.13%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          TIMOTHY R. BUSCH - IN
          LENAWEE TRUST - CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        AMENDMENT NO. 2 TO SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

          This Statement, as Amendment No. 2 to a previously filed Schedule 13D, relates to shares of Common Stock ("Shares") of Radica Games Limited, a Bermuda corporation ("Radica") whose executive offices are located at Suite R, 6/Fl. 2-12 Au Pui Wan St., Fo Tan, Hong Kong with Radica's USA offices located c/o Radica Enterprises Limited, 5301 Longley Lane, Suite 157, Reno, Nevada 89511-1806. Shares of Radica are traded on the NASDAQ over the counter National Market System under the trading symbol of RADAF.

ITEM 2.   IDENTITY AND BACKGROUND

          This Amendment No. 2 is filed as an amendment to an originally filed Scheduled 13D in January, 1997 ("Schedule 13D"), which Schedule 13D had been further amended by Amendment No. 1 filed in December, 1997 ("Amendment No. 1"). As noted in the Schedule 13D and Amendment No. 1, the filing entities herein, represent Lenawee Trust, as formed by a Declaration of Trust dated December 30, 1992 ("Lenawee"), which is a Trust as described in the Schedule 13D and Amendment No. 1. It is acknowledged that a beneficiary of Lenawee is Mr. Timothy R. Busch, a reporting person hereunder ("Mr. Busch"). Mr. Busch's identity is as reported in Amendment No. 1 to the Schedule 13D, as reflected hereinbelow, by reason of dissolution and distribution of assets of one entity and a change in control of another entity. The total Shares held by Lenawee, Mr. Busch and all related entities has substantially fallen below 5% of the issued and outstanding Shares of Radica. Therefore, an additional purpose of this Amendment shall be to represent a final Amendment to Schedule 13D, and each of the reporting entities and members of the "group" shall no longer be 13D filers.

          A prior reporting entity, RAD Partners, LLC, a Nevada limited liability company ("RAD"), has, as was described in Amendment No. 1, worked up, dissolved and has distributed all Shares previously held to those individuals and entities as disclosed and set forth in the Schedule 13D. In connection with the distribution of those Shares previously held by RAD, substantially all of those Shares have been distributed to entities or individuals who are unrelated to the reporting persons herein and to entities or individuals as to which reporting persons herein specifically disaffirm any relationship, excepting those Shares which have been distributed to Stephan L. Busch, Trustee of the Stephan L. Busch Living Trust, under Declaration of Trust dated February 13, 1989, the existence of which was disclosed in Amendment No. 1, and Lenawee. In addition, 25,000 Shares were distributed to Gregory A. Busch, Trustee of the 92653 Trust, under Declaration of Trust dated 12/21/95, the existence and nature of which was described in Amendment No. 1, and as to which Mr. Busch's children are the ultimate beneficiaries. The 92653 Trust represents an irrevocable trust, and Mr. Busch specifically disaffirms any beneficial ownership of the Shares owned by this Trust, as provided for under Rule 13D(4), however, by reason of the family relationship as between Mr. Bush and said entity, said Shares are included within the total holdings of the group in this Amendment for purposes of calculation of all Shares under this Amendment No. 2, however, said 25,000 Shares as held by the 92653 Trust are Shares as to which neither Mr. Busch nor Lenawee nor any other reporting person herein claims any beneficial interest.

          By reason of the completion of dissolution and distribution of all assets of RAD, RAD is no longer a reporting person nor holds any Shares.

          In addition, a prior reporting person hereunder represented BP Ventures, LLC, a Nevada limited liability company. That entity was the owner of 550,000 Shares, and that entity had previously been reported as a member of a group consisting of RAD Partners, LLC, Lenawee Trust and Mr. Busch. In connection with Amendment No. 7 to Schedule 13D as filed by Dito Devcar Corporation, The Pickup Family Trust, Dito Devcar, LLP, a Nevada limited partnership, TMP Charitable Trust, DRP Charitable Trust, Dito Caree, LP, a Nevada limited partnership, TD Investments, the Pickup Charitable Unitrust No. 2, and Richard H. Pickup, an individual, by said Amendment No. 7 filed in September of 1998, it was reported that by reason of certain reorganization events effecting BP Ventures, LLC, including certain transactions occurring by and between BP Ventures and TD Investments, LLC, BP Ventures shall now be considered a member of that group hereinabove identified (the "Dito Devcar/Pickup Group"). As described in Amendment No. 7 to the Schedule 13D, as filed by the Dito Devcar/Pickup Group on or about July 1, 1998, a restructuring of BP Ventures did occur, and TD Investments did agree to contribute its loan obligations to BP Ventures in exchange for acquiring member ownership rights in BP, and simultaneously there did occur a distribution from BP which resulted in 15,688 Shares being transferred to Lenawee (which entity is a part of the group of Mr. Busch), and after such transaction, the remaining 534,118 Shares as held by BP were deemed to be controlled by TD Investments, LLC, an entity acknowledged to be controlled by Mr. Pickup as a member of the Dito Devcar/Pickup Group. Therefore, as a result of the restructuring transaction of BP, BP is no longer a reporting person under the Schedule 13D of Lenawee and Mr. Busch and those Shares as received by Lenawee as a portion of the BP restructuring, consisting of 15,688 Shares are reported herein as a portion of the Lenawee holdings. As a result of the BP restructuring, BP is no longer considered to be or is reflected as a reporting person under the Schedule 13D or the Amendments thereto.

          Further, there shall be included among the holdings of Lenawee Shares held by Gar Ken Enterprises, Inc., a Nevada corporation, incorporated December 3, 1997, having employee identification no. 88-0380045. Said corporation is the holder of 100,000 shares. Gar Ken Enterprises, Inc. ("Gar Ken") is a Nevada corporation maintaining its principal office at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. Gar Ken's directors are Mr. Timothy R. Busch and Mr. David B. Hehn, and Mr. David B. Hehn holds offices as President, Vice President, Secretary and Chief Financial Officer. The sole shareholder of the corporation is Lenawee. Lenawee is considered as the controlling person and ultimate beneficiary of all ownership rights of Gar Ken and, therefore, all Shares held by Gar Ken are considered, for the purposes of this Amendment, to be Shares held by Lenawee.

          Therefore, for purposes of this Amendment No. 2, there is reported as beneficially held by the reporting persons hereunder all Shares now held by Lenawee, and those Shares held by related entities or trusts formed or controlled by Mr. Busch, including Shares held under the name of Gar Ken Enterprises, and, as noted above, Shares held by the Stephan L. Busch Trust and the 92653 Trust. In addition, Lenawee did acquire 50,000 Shares in an open market brokered transaction on or about August 28, 1998 (which transaction was "settled" on or about September 1, 1998) upon the price and terms as described in Item 5 hereinbelow.

          All Shares, therefore, held by Lenawee and Mr. Busch, and those related entities, the 92653 Trust and the Stephan L. Busch Trust, consist of 435,688 Shares, which Shares represent 2.13% of all issued and outstanding Shares, as is further reported and reflected in Item 5 hereinbelow.

          IT IS THE PURPOSE OF THIS AMENDMENT NO. 2 TO FURTHER DISCLOSE THAT THE REPORTING PERSONS AND MEMBERS OF THE GROUP HEREIN SHALL NO LONGER BE REPORTING PERSONS UNDER SECTION 13(d) OF THE ACT BY REASON OF THE COMBINED HOLDINGS OF ALL REPORTING

PERSONS AND MEMBERS OF THE GROUP BEING SUBSTANTIALLY LESS THAN 5% OF THE ISSUED AND OUTSTANDING SHARES. NO FURTHER REPORT SHALL BE FILED UNLESS, AT SOME TIME IN THE FUTURE, ONE OR MORE OF THE REPORTING PERSONS AND/OR MEMBERS OF THE GROUP SHALL ACQUIRE 5% OR MORE OF THE ISSUED AND OUTSTANDING SHARES OF RADICA, WHICH SHALL NECESSITATE ADDITIONAL FILINGS. AT THIS TIME, NO PLANS OR INTENTIONS EXIST TO ACQUIRE ADDITIONAL SHARES WHICH WILL RESULT IN COMBINED HOLDINGS OF ANY MEMBERS OF THE GROUP, INDIVIDUALLY OR COLLECTIVELY, EXCEEDING 5% OF THE ISSUED AND OUTSTANDING SHARES OF RADICA.

     Over the past five (5) years, none of the filing persons nor any of the entities identified in this Amendment No. 2 (including RAD and BP Ventures who are no longer members of this reporting group), nor any trustee of a trust, general partner of a partnership, or manager or member of a limited liability company, nor any of the officers or directors of any corporation identified in the Schedule 13D or Amendment No. 1 have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

     Although it is acknowledged that Mr. Busch may be the controlling person or ultimate beneficiary of certain of the entities identified in this Amendment No. 2, and, as may be acknowledged herein, he shall, therefore, exercise sufficient control or such entity shall be established for his benefit of a sufficient nature to consider such reporting entity to be considered as a "group," there exists no agreements or understandings, either in writing or orally, between any of the reporting entities and/or Mr. Busch concerning the Shares nor their holding, voting, acquisition or disposition.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As previously reported, the Shares have been acquired by means of private capital or working capital of the entities acquiring said Shares, and no portion of the funds utilized to acquire those Shares of the reporting entities herein have been borrowed.

ITEM 4. PURPOSE OF TRANSACTION

     As previously reported, each reporting person herein has purchased or held Shares of Radica for investment purposes only, and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons in connection with the formation of any group or any group action. No Shares, as acquired by Lenawee or any other entity identified herein as members of the group as a reporting person, have acquired Shares for other than investment purposes. All transactions involving any of the Shares or any acquisitions or dispositions within the last sixty (60) days are as reported in
Item 5 hereinbelow.

     Each of the filing persons retains the election and right of making further acquisitions and/or dispositions of Radica stock from one or more sellers or buyers, either through open market or negotiated private transactions, or disposing of all or any portion of the filing persons' Shares held in Radica stock, to one or more purchasers, either through open market or in private negotiated transactions.

     None of the filing persons has any present plans or proposals which may relate to or result in:

     A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

     B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

     C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

     D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (excepting as to voting of Shares for the retention of directors, seating directors and/or making recommendations for the seating of new directors in the manner in which any of the filing persons believes best serves their personal investment interests).

     E. Any material change in the present capitalization or dividend policy of the issuer.

     F.   Any material change in the issuer's business or corporate structure.

     G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

     H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     J.   Any action similar to any of those enumerated above.

     Although no member of the filing persons has any present plans in connection with any of the foregoing, none of the foregoing actions by any of the filing persons, or any member thereof, can be ruled out in the future for either the short or the long-term.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The interest in Shares and securities of Radica held by each of the reporting persons is as follows:

     A. Mr. Busch owns of record no Shares of Radica (although, as is acknowledged, the Shares held by Lenawee and the related entities, Gar Ken Enterprises and the Stephen L. Busch Trust, are deemed either under the control of Mr. Busch or held for his benefit.).

     B. Lenawee is currently the beneficial and record owner of 365,688 Shares, which represents approximately 1.79% of the issued and outstanding Shares of Radica. The percentage of Lenawee's Shares and the percentage of Shares owned by all reporting persons herein are based upon a total of 20,409,800 Shares as disclosed in Radica's most recent annual report as filed with the Securities and Exchange Commission (which includes all Shares held by Gar Ken, which is acknowledged to be an entity controlled by Lenawee).

          C. In addition to those Shares held by Lenawee, there is included within the total interest attributable to the reporting persons herein 45,000 Shares held by the Stephan L. Bush Trust and 25,000 Shares held by the 92653 Trust, which is, although disaffirmed as being a member of the group as to the Stephan L. Busch Trust and disaffirmed as to representing any beneficial interest by any of the reporting persons being held in such Shares as to the 92653 Trust and shall, for purposes of this report, be included within the total Shares and holdings reported herein. Therefore, there shall be attributed to Lenawee 435,688 Shares, which shall represent 2.13% of all of the issued and outstanding Shares.

          D. Lenawee, within the last sixty (60) days, did enter into an acquisition transaction of Shares (which Shares are included within the total Shares attributable to Lenawee reported hereinabove), as follows:

                                 LENAWEE TRUST

Date of Purchase     Shares Acquired     Purchase Price     Cost of Acquisition
----------------     ---------------     --------------     -------------------
    8/28/98              50,000            $12.3315            $616,573.55


Total Shares acquired: 50,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          No contracts, agreements, understandings or relationships exist with respect to securities of Radica between any of the entities or persons disclosed herein or Mr. Richard H. Pickup.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date: September 28, 1998



                                   /s/ TIMOTHY R. BUSCH
                                   -----------------------------------
                                       Timothy R. Busch

                                   LENAWEE TRUST, UNDER DECLARATION
                                   OF TRUST DATED DECEMBER 30, 1992



                                   By:  /s/ GREGORY A. BUSCH
                                       -------------------------------
                                        Gregory A. Busch, Trustee



                                   By:  /s/ DAVID E. KELIGIAN
                                       -------------------------------
                                        David E. Keligian, Trustee



                                       8